SUPPLEMENT Dated July 22, 2011
To The Current Prospectus

ING GoldenSelect Access	**ING SmartDesign Advantage**
ING GoldenSelect ESII	**ING SmartDesign Signature**
ING GoldenSelect Landmark	**ING SmartDesign Variable Annuity**
ING GoldenSelect Premium Plus	**ING GoldenSelect Opportunities**
ING Architect Variable Annuity	**ING GoldenSelect Legends**
ING GoldenSelect DVA Plus	**ING Equi-Select**

Issued By ING USA Annuity and Life Insurance Company
Through Its Separate Account B and Its Separate Account EQ

And

ING Empire Traditions Variable Annuity
ING Empire Innovations Variable Annuity
ING Architect New York Variable Annuity

Issued By ReliaStar Life Insurance Company of New York
Through Its Separate Account NY-B

This supplement updates the prospectus for your variable annuity contract. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Contact Center at 1-800-366-0066.

Please be advised that e*ffective July 1, 2011*, the subadviser for the **ING Clarion Global Real Estate Portfolio** and the **ING Clarion Real Estate Portfolio** has changed its name from ING Clarion Real Estate Securities LLC to CBRE Clarion Securities LLC.

All references in the Prospectuses to the ING Clarion Global Real Estate Portfolio's and the ING Clarion Real Estate Portfolio's subadviser are changed accordingly.

The Portfolios' investment objectives and principal investment strategies have not changed as a result of the subadviser name change. Both Portfolios are currently *closed* to new investments.

SUPPLEMENT Dated July 22, 2011
To The Current Prospectus

ING GoldenSelect Generations
ING GoldenSelect DVA

Issued By ING USA Annuity and Life Insurance Company
Through Its Separate Account B

This supplement updates the prospectus for your variable annuity contract. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Contact Center at 1-800-366-0066.

Please be advised that e*ffective July 1, 2011*, the subadviser for the **ING Clarion Global Real Estate Portfolio** and the **ING Clarion Real Estate Portfolio** has changed its name from ING Clarion Real Estate Securities LLC to CBRE Clarion Securities LLC.

All references in the Prospectuses to the ING Clarion Global Real Estate Portfolio's and the ING Clarion Real Estate Portfolio's subadviser are changed accordingly.

The Portfolios' investment objectives and principal investment strategies have not changed as a result of the subadviser name change. The **ING Clarion Global Real Estate Portfolio** is currently *open* to new investments and the **ING Clarion Real Estate Portfolio** is currently *closed* to new investments.

SUPPLEMENT Dated July 22, 2011
To The Current Prospectus

Wells Fargo ING Landmark
Wells Fargo ING Opportunities

Issued By ING USA Annuity and Life Insurance Company
Through Its Separate Account B

And

ING GoldenSelect DVA Plus NY

Issued By ReliaStar Life Insurance Company of New York
Through Its Separate Account NY-B

This supplement updates the prospectus for your variable annuity contract. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Contact Center at 1-800-366-0066.

Please be advised that e*ffective July 1, 2011*, the subadviser for the **ING Clarion Global Real Estate Portfolio** and the **ING Clarion Real Estate Portfolio** has changed its name from ING Clarion Real Estate Securities LLC to CBRE Clarion Securities LLC.

All references in the Prospectuses to the ING Clarion Global Real Estate Portfolio's and the ING Clarion Real Estate Portfolio's subadviser are changed accordingly.

The Portfolios' investment objectives and principal investment strategies have not changed as a result of the subadviser name change. Both Portfolios are currently *open* to new investments.